Clear Water Distilling Co



ANNUAL REPORT

564 W 700 S

Pleasant Grove, UT 84062

(801) 997-8667

https://www.clearwaterdistilling.com/

This Annual Report is dated November 15, 2022.

BUSINESS

Clear Water Distilling Company LLC (dba "Clear Water Distilling Co") is an experimental distillery that is not afraid to color outside the lines. Clear Water creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits, into one new spirit, Clear Water is redefining the boundaries of the industry.

Previous Offerings

Name: Voting Units

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 2,800,997

Use of proceeds: Founders Units

Date: April 23, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Units

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 299,999

Use of proceeds: Startup Funding

Date: April 23, 2018

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The company spent 2019 developing spirits, getting vendors, formula and bottle approval, installing the stills, and ramping up for production. That explains the large expenditures for the year. Bottle sales began in March of 2020. The company now sells over 5 spirits.

Historical results and cash flows:

The company is now open for business, though the sales plan had to pivot because of the recent stay-at-home restrictions. In-person tasting room sales were delayed as online sales/ e-commerce happened sooner than expected. The spirits are available in 47 states through an online sales partner. The spirits industry is seeing record sales and this e-commerce is a great opportunity.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $132,570.00. [*The Company intends to raise*

additional funds through an equity financing.]

Debt

The company has some debt, including short term loans and a credit card totaling less than $350,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: CEO and Manager

Dates of Service: December 05, 2017 - Present

Responsibilities: Final Decisions, Manage External Issues, The Boss

Other business experience in the past three years:

Employer: USANA Health Sciences

Title: Enterprise Data Architect

Dates of Service: March 27, 2017 - March 15, 2019

Responsibilities: Manage and analyze all data for the company

Other business experience in the past three years:

Employer: InterTec

Title: Data Architecture Consultant

Dates of Service: August 01, 2016 - March 26, 2017

Responsibilities: Data Architecture and Development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Units

Member Name: Matthew D Eau Claire

Amount and nature of Beneficial ownership: 1,801,000

Percent of class: 64.3

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Non-Voting Units, Crowdfunding Units, and Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 42,800 of Crowdfunding Units.

Non-Voting Units

The amount of security authorized is 299,999 with a total of 299,999 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

Crowdfunding Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Crowdfunding Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held

by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

Voting Units

The amount of securities outstanding is 2,800,997.

Material Rights

Voting Rights.

Holders of Voting Units are entitled to one vote per Voting Unit held.

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the

Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement.

Distributions

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis
accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a

"Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or

expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no certain assurance that the Company will meet our projections. There can be no certain assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product. However, the Company will be endeavoring to execute in a way to hit those projections by ways of analyzing market conditions and investing in initiatives to realize a return on those conditions. The Company will also make decisions and moves to accommodate the given and changing market to present products in sufficient time and quantity to realize a profit.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for the Securities and there may never be one. As a result, if you decide to sell the Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Securities in the amount of up to $1.07 Million in this offering, and may close on any investments that are made. If it cannot raise a substantial portion of those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Securities an investor is buying have no voting rights attached to it. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the crowdfunding units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new products could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market

acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The number of suppliers (distilleries) is also growing at a tremendous rate, and the Company could become unnoticeable and obscured by the array of products in the marketplace. This could have a negative impact on sales and distribution opportunities.

We are competing against other recreational activities

Although we are a spirits company that caters to a select market, we do compete against other recreational activities such as cannabis. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Company was formed on April 23, 2018. Accordingly, the Company has a no operating history upon which an evaluation of its performance and future prospects can be made. Our proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the Securities.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the

Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our

business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The alcoholic beverage industry is highly regulated by multiple local, state and federal agencies. The Alcohol and Tobacco Tax and Trade Bureau is the primary federal agency and it imposes the most federal regulations mostly around the calculation and submission of excise tax. There are 2 primary distribution methods for spirits distribution in the 50 states. "Three-tier" states and "Control" State. Three-tier states require that a distributor or wholesaler act between a supplier(distillery) and seller (bar/restaurant/retailer). As such, we will be required by law in those states to sell to a distributor/wholesaler. The distributor/wholesaler could possibly be a risk to our sales and distribution for that entire state as they may encounter financial difficulty, and any risk known to any company as well as the fact they may choose not to concentrate on selling our product. Also, some states, like Nevada have laws that prevent suppliers from changing distributors/wholesalers once a certain levels of sales has been hit. This presents a risk in that the distributor may then change their focus on selling our product.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [members]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an

amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [members] and will have no such right.

Changes in consumer preferences or public attitudes about alcohol could decrease demand for the Company's products.

If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for alcoholic beverages, including craft spirits, it would adversely impact the Company's sales and results of operations. There is no assurance that the craft spirit segment will experience growth in future periods. If the markets for beer, wine, cannabis, or flavored alcohol beverages continue to grow, this could draw consumers away from the spirit industry in general and the Company's products specifically and have an adverse effect on the Company's sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking, and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that advertising by spirit producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on beer sold in the United States. If craft spirits in general were to fall out of favor among domestic consumers, or if the domestic craft spirit industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 15, 2022.

Clear Water Distilling Co

By /s/ *Matthew Eau Claire*

      Name: <u>Clear Water Distilling Co</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ClearWater Distilling Company LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Members' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Members
ClearWater Distilling Company LLC
Pleasant Grove, Utah

Opinion

We have audited the financial statements of ClearWater Distilling Company LLC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ClearWater Distilling Company LLC. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ClearWater Distilling Company LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ClearWater Distilling LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ClearWater Distilling Company LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ClearWater Distilling Company LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 13, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 134,591	$ 55,321
Inventories	168,938	46,721
Total current assets	**303,529**	**102,042**
Property and equipment, net	235,409	82,031
Security deposit	6,000	-
Total assets	**$ 544,938**	**184,073**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 53,490	$ 9,333
Credit cards	62,899	13,607
Line of credit	26,718	-
Current portion of long term debt	77,546	-
Current portion of capital leases	20,040	11,040
Other current liabilities	4,140	5,479
Total current liabilities	**244,833**	**39,459**
Members' loan	11,446	50,342
Long term debt	47,783	41,025
Capital leases	61,483	30,171
Convertible note	21,985	-
Total liabilities	387,530	160,997
MEMBERS' EQUITY		
Members' equity	1,213,388	733,526
Equity issuance cost	(159,672)	(97,225)
Retained earnings/(Accumulated Deficit)	(896,308)	(613,225)
Total members' equity	157,408	23,076
Total liabilities and members' equity	**$ 544,938**	**$ 184,073**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 320,609	$ 90,209
Cost of goods sold	240,945	104,599
Gross profit	79,664	(14,390)
Operating expenses		
General and administrative	632,253	397,225
Research and development	4,320	3,012
Sales and marketing	298,191	32,088
Total operating expenses	934,764	432,325
Operating income/(loss)	(855,100)	(446,715)
Interest expense	36,735	20,485
Other loss/(Income)	(608,752)	726
Income/(Loss) before provision for income taxes	(283,083)	(467,926)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (283,083)	$ (467,926)

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity	Equity Issuance Costs	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance—December 31, 2019	$ 167,065	$ (27,931)	$ (145,299)	$ (6,165)
Net income/(loss)	-	-	(467,926)	(467,926)
Members' contribution	3,000	-	-	3,000
StartEngine crowd funding	563,461	(69,294)	-	494,167
Balance—December 31, 2020	$ 733,526	$ (97,225)	$ (613,225)	$ 23,076
Net income/(loss)	-	-	(283,083)	(283,083)
Members' contribution	-	-	-	-
StartEngine crowd funding	479,862	(62,447)	-	417,415
Balance—December 31, 2021	$ 1,213,388	$ (159,672)	$ (896,308)	$ 157,408

See accompanying notes to financial statements.

CLEARWATER DISTILLING COMPANY LLC
STATEMENTS OF CASH FLOWS

As of December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (283,083)	$ (467,926)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	34,232	15,214
Changes in operating assets and liabilities:		
Inventories	(122,217)	(43,193)
Security Deposit	(6,000)	15,000
Accounts payable	44,157	(13,988)
Credit cards	49,292	(21,960)
Other current liabilities	(1,339)	5,479
Net cash provided/(used) by operating activities	**(284,958)**	**(511,374)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(223,568)	(4,459)
Disposal of fixed assets	35,958	726
Net cash provided/(used) in investing activities	**(187,610)**	**(3,733)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of convertible note	21,985	-
Borrowings on loans, net of payments	72,126	59,027
Borrowings on capital leases, net of payments	40,312	(6,418)
Members' contribution	-	3,000
StartEngine crowd funding	479,862	563,461
Equity issuance cost associated with StartEngine crowd funding	(62,447)	(69,294)
Net cash provided/(used) by financing activities	**551,838**	**549,776**
Change in cash	79,270	34,669
Cash—beginning of year	55,321	20,652
Cash—end of year	**134,591**	**55,321**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 36,735	$ 20,485
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ 81,523	$ 41,212
Capital leases	$ 49,892	$ -

See accompanying notes to financial statements.
All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

CLEARWATER DISTILLING COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2021, AND DECEMBER 31, 2020

1.   SUMMARY

ClearWater Distilling Company LLC was formed on April 23, 2018 ("Inception") in the State of Utah. The financial statements of ClearWater Distilling Company LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Grove, Utah.

ClearWater Distilling Company is an experimental distillery. ClearWater creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiment with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits into one new spirit, Clear Water is redefining the boundaries of the industry.

ClearWater will manufacture and sell craft spirits globally. ClearWater will also conduct tours and tastings on site at the distillery. All business is currently conducted at the Pleasant Grove Facility.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and December 31, 2020, and 2018, the Company determined that no reserve was necessary. As of December 31, 2021, and December 31, 2020, the company had no account receivables.

Inventory

Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO).

CLEARWATER DISTILLING COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2021, AND DECEMBER 31, 2020

Property, Plant, and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows:

Category	Useful Life
Other Machinery	5-7 years
Manufacturing Equipment	5-7 years
Leasehold Improvements	Lesser of 15 years or lease term
Office Equipment	5-7 years
Lab Equipment	5-7 years
Capital Leases	Lesser of 7 years or lease term

Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2021 and 2020. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Income Taxes

Effective October 1, 2019, ClearWater Distilling LLC. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company elected C Corporation taxation October 1, 2019.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied

The Company derives revenues from the sale of spirits online, retailers, distributors, from retail swag sales, from manufacturing facility tour fees, and from contract distilling for other Alcohol and Tobacco Tax and Trade Bureau bonded buyers.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from three to five years.

Capital Leases

Capital leases relate to equipment and is recorded at fair value of the lease payments on the initial contract date. The asset is amortized over the term of the lease, which is generally five years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

CLEARWATER DISTILLING COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2021, AND DECEMBER 31, 2020

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 13, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2021	2020
Merchandise inventory	$ 4,082	$ 1,455
Finished goods	45,552.86	23,710.88
Packaging	23,594.68	16,245.92
Raw Materials	95,707.89	5,309.82
Total Inventories	**$ 168,938**	**$ 46,721**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Other Machinery	$ 10,083	$ 10,083
Manufacturing Equipment	49,761	15,500
Leasehold Improvements	55,088	27,438
Office Equipment	4,252	-
Lab Equipment	1,282	1,282
Vehicles	71,555	-
Capital lease equipment	102,915	53,023
Accumulated depreciation	(59,527)	(25,294)
Property and Equipment, Net	**$ 235,409**	**$ 82,031**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and December 31, 2020, were in the amount $34,232 and $15,214, respectively.

5.   MEMBERS' EQUITY

The current ownership percentages of members are as follows:

Member	% Ownership
Matt Eau Claire	48.90%
Stephanie Eau Claire	8.15%
James Pyle	8.15%
Factory 6	8.15%
Fred & Judy Metz	8.15%
CrowdFunding Investors	12.23%
All Others	6.29%
	100.00%

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

During the year ended December 31, 2021, the Company completed its first round of Regulation Crowdfunding "Reg CF" of non-voting member units at $2.42 per unit. As of December 31, 2021, the Company sold 450,593 units.

7.   DEBT

Members' loan

Since inception, the Company received advances/loans from founders, Matthew and Stephanie Eau Claire. As of December 31, 2021, and December 31, 2020. The Company had outstanding loans to Matthew Eau Claire in the amount of $33,430 and $50,342, respectively. The loan carries an interest rate of 15% and no maturity date has been set. The entire loan balance has been classified as non-current.

Headway Capital Line of Credit

On September 24, 2021, the Company entered into a business line of credit agreement with Headway Capital. The line of credit carries a limit of $74,900, and has a variable interest rate. As of December 31, 2021, the Company's outstanding line of credit was $16,913.

Square Line of Credit

Throughout the year ended December 31, 2021, the Company has entered into, and settled, two line of credit loans with Square Financial Services Inc./Square Inc. On December 11, 2021, the Company entered into a third line of credit loan in the amount of $11,403. The line of credit carries an interest rate of 13% and matures on February 9, 2022. As of December 31,2021, the Square loan balance was $9,804, including interest.

ODK Working Capital Loan

On December 16, 2021, the Company entered into a working capital loan with ODK Capital LLC in the amount of $127,725, for a term of eighteen months, and with an interest rate of 41.10%. The loan requires weekly payments of $2,200. As of December 31, 2021, the current portion of the loan was $77,546, and the long portion was $47,783.

Convertible Note

On April 30, 2021, the Company converted a loan payable into a convertible note in the amount of $23,032. The note carries an interest rate of 12% per annum, and interest is computed on a monthly basis of the actual number of full calendar months elapsed. The maturity date of the note is March 30, 2022, upon which time the note converts to 17,500 fully vested preferred voting units of the Company.

8.   RELATED PARTY

Since inception, the Company received advances/loans from founder Matthew Eau Claire. As of December 31, 2021, and December 31, 2020, the Company had outstanding loans to Matthew Eau Claire in the amount of $33,430 and $11,445, respectively. The loan carries an interest rate of 15% and no maturity date has been set. The entire loan balance has been classified as non-current.

9.   COMMITMENTS AND CONTINGENCIES

Operating leases

On August 1, 2021, the Company signed an extension of their original lease agreement with a certain lessor for warehouse and office space. The extension of the lease is for sixty months commencing on August 1, 2021 and shall end on July 31, 2026. The Company paid a security deposit of $6,000 and the monthly rent is in the amount of $5,922, plus an estimated $872 pro-rata share of the building's operating expenses, which subject to increase/decrease in the following calendar years. The lease includes an annual three-percent increase throughout the term of the lease.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

As of Year Ended December 31, 2021	
2022	71,951
2023	74,115
2024	76,338
2025	85,293
Thereafter	46,659
Total future minimum operating lease payments	$ 354,356

Rent expenses for years ended December 31, 2021, and December 31, 2020, were in the amount of $74,764 and $67,920, respectively.

Capital Leases

During 2019, the Company entered into multiple capital leases for certain equipment in total amount of $53,023. The leases mature over a period of sixtyb months. There is an option to purchase the assets at the end of the leases. The balance as of December 31, 2021, is $39,538.

During 2021, the Company entered into an additional capital lease for certain equipment in the total amount of $46,598.65. The lease matures over a period of sixty months. There is an option to purchase the assets at the end of the lease. The balance as of December 31, 2021, is $41,984.

Future minimum maturities under these capital leases as of December 31, 2021, were as follows:

Year	Obligation
2022	20,040
2023	23,641
2024	22,037
2025	12,382
Thereafter	3,421
Total minimum future obligation	$ **81,523**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of year ended December 31,	2021	2020
Net operating loss	$ (73,460)	$ (121,427)
Valuation allowance	73,460	121,427
net provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of year ended December 31,	2021	2020
Net operating loss	$ (202,930)	$ (129,470)
Valuation alloance	202,930	129,470
Total deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $782,003, and the Company had state net operating loss ("NOL") carryforwards of approximately $782,003. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RESTATEMENT

The company has restated its previously reported financial statements as of and for the year ended December 31, 2019, and related disclosures. The restatement of the company's financial statements is subsequent to an independent review of the year 2019 financial statements. During the audit of the fiscal years 2021 and 2020 financial statements, discrepancies were identified in the financials provided by the company when compared to the reviewed financial statements as of and for the year ended December 31, 2019. It was noted that the company's management restated the 2019 financial statements because of errors in the accounting system that were not identified during the 2019 and 2018 review. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The following table summarizes the changes made to the December 31, 2019:

	Original	Adjustment	Restated
Net loss	(147,067.30)	(123,976.74)	23,090.56
Operating cash flows	(83,501.33)	(68,501.33)	15,000.00
Cash flows from investing	(50,843.98)	(65,843.98)	(15,000.00)
Total Assets	118,495.56	132,691.62	14,196.06
Total liabilities	150,751.44	138,856.94	(11,894.50)
Retained earnings/(Accumulated Deficit)	(168,389.63)	(145,299.07)	23,090.56
Total members' equity	(32,255.88)	(6,165.32)	26,090.56

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 13, 2022, which is the date the financial statements were available to be issued.

On January 13, 2022, the Company entered into a loan agreement with David Fisher in the amount of $131,250 to purchase inventory product. The loan carries an interest rate of 40%, and a maturity date of October 1, 2022 has been set. As of the date of the report issuance, the loan plus accrued interest of approximately $160,417.

During the period from January 1, 2022, through the date of report issue, the Headway Capital line of credit increased a net amount of $56,317, including draw fees.

On March 14, 2022, the Company entered into a note payable to shareholder in the amount of $50,000. The loan carries an interest rate of 25% and is a working capital loan with a maturity date of December 31, 2022.

On April 1, 2022, the principal and interest related to the convertible note was converted to 17,500 shares of the Company.

On May 12, 2022, the Company established a VIP Share Plan. The purpose of this VIP Share Plan is to motivate, reward and retain key contributors to the Company by providing a special incentive based on the appreciation in value of the Company at the time of its sale. This Plan is not an equity plan and is intended to provide an incentive payment to selected employees, consultants, and directors of the Company. The total number of VIP Shares authorized to be granted and redeemed under the Plan is 399,343 VIP Shares.

On May 10, 2022, Co-founder, Stephanie Eau Claire, loaned the company $25,000. The loan carries a simple interest rate of 30% can does not have a maturity date.

On May 19, 2022, the Company entered into a working capital agreement with Forward Finance in the amount of $100,000. Repayment terms include weekly payments in the amount of $3,675 for forty (40) weeks for a total repayment of $147,000.

Through the date of this report, the members' loan from founders, Matthew and Stephanie Eau Claire, increased by $77,268, net of payments made.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $289,083, an operating cash flow loss of $284,957, and liquid assets in cash of $134,591, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Matthew Eau Claire, Principal Executive Officer of Clear Water Distilling Co, hereby certify that the financial statements of Clear Water Distilling Co included in this Report are true and complete in all material respects.

Matthew Eau Claire

CEO